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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAY 3 0 2002
WASH. D.C.
PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 5/31/0

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Rockwood, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 B Street 17th Floor
(No. and Street)

San Diego (City) California (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dallal (619) 702-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 0 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Dallal ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockwood, Inc. ______, as of March 31 ___, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON R. CONDRA
Commission # 1271065
Notary Public - California
San Diego County
My Comm. Expires Jul 17, 2004

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Rockwood, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Rockwood, Inc. as of March 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement referred to above presents fairly, in all material respects, the financial position of Rockwood, Inc. at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

April 26, 2002

Rockwood, Inc.

Statement of Financial Condition

March 31, 2002

Assets	
Cash	$ 49,552
Other assets	12,471
	$ 62,023
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 29,691
Commitment and contingency (Notes 1 and 3)	
Stockholder's equity	32,332
	$ 62,023

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

Rockwood, Inc. ("Company") is a wholly-owned subsidiary of ROC Holdings, Inc. ("Parent"). The Company is registered as a broker and dealer in securities pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provision of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Marketable securities are valued at quoted market prices and securities not readily marketable are valued at fair value as determined by the Company.

Cash Equivalents

Cash equivalents are highly liquid investments purchased with original maturities of three months or less.

Income Taxes

The Company files a consolidated Federal income tax return and certain combined state income tax returns with the Parent and certain affiliates. For financial statement purposes, the Company's provision for Federal and state income taxes has been computed on a separate company basis.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Clearing Agreement

The Company has a clearing agreement with a brokerage firm to carry its account as a customer and the accounts of its customers. The Broker has custody of the Company's securities and, from time to time, cash balances which may be due from this Broker.

These securities and/or cash positions serve as collateral for any amounts due to Broker or as well as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing firm.

The Company is subject to credit risk if the Broker is unable to repay balances due or deliver securities in its custody.

2. Related Party Transactions

The Company receives administrative support and utilizes assets owned by the Parent and other affiliates pursuant to certain related party agreements that do not provide for intercompany charges.

3. Regulatory Net Capital Requirements

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. At March 31, 2002, the Company had regulatory net capital of $14,861 and a regulatory net capital requirement of $5,000. The Company's net capital ratio was 2 to 1.

Rockwood, Inc.

Statement of Financial Condition

March 31, 2002

Contents

Rockwood, Inc.

Independent Auditors' Report on Internal Control Required By Securities and Exchange Commission Rule 17a-5

March 31, 2002

Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING MAY 30 2002 WASH. DC SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Rockwood, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 B Street 17th Floor
(No. and Street)

San Diego (City) California (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dallal (619) 702-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Dallal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockwood, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON R. CONDRA
Commission # 1271065
Notary Public - California
San Diego County
My Comm. Expires Jul 17, 2004

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' report on internal accounting control required by SEC Rule17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Rockwood, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedule of Rockwood, Inc. ("Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

April 26, 2002